Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

Presented in United States dollars

ORLA MINING LTD. Condensed Interim Consolidated Balance Sheets (Unaudited – Thousands of United States dollars)
	March 31	December 31
As at	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$31,207	$72,180
Accounts receivable	75	204
Prepaid expenses	3,535	716
Restricted cash (note 8(a))	987	—
	35,804	73,100
Restricted cash (note 8(b))	2,719	2,783
Value added taxes recoverable (note 7)	15,298	8,587
Equipment (note 6)	1,127	710
Mineral properties under development and construction (note 5)	150,075	71,272
Mineral properties (note 4)	82,743	82,743
TOTAL ASSETS	$288,766	$239,195

LIABILITIES
Current liabilities
Trade and other payables (note 9)	$4,606	$3,383
Accrued liabilities (note 9)	7,415	4,343
Derivative liabilities (note 22(b))	112	—
	12,133	7,726
Lease obligations	292	142
Camino Rojo project loan (note 10)	60,989	60,696
Newmont loan (note 11)	9,246	9,440
Fresnillo obligation (note 12)	37,885	—
Accrued liabilities	104	92
Site closure provisions (note 13)	2,265	518
TOTAL LIABILITIES	122,914	78,614

SHAREHOLDERS' EQUITY
Share capital (note 16)	234,792	217,948
Reserves	28,284	29,881
Accumulated other comprehensive income	2,833	3,002
Accumulated deficit	(101,057)	(90,250)
TOTAL SHAREHOLDERS' EQUITY	164,852	160,581

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$288,766	$239,195

Authorized for issuance by the Board of Directors on May 13, 2021.

/s/ Elizabeth McGregor	/s/ Jason Simpson
Elizabeth McGregor, Director	Jason Simpson, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited – Thousands of United States dollars, except per-share amounts)
	Three months ended March 31
	2021	2020

EXPLORATION AND EVALUATION EXPENSES (note 14)	$4,911	$7,376

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	509	185
Professional fees	502	176
Regulatory and transfer agent	204	82
Salaries and benefits	593	264
	1,808	707

OTHER EXPENSES (INCOME)
Depreciation (note 6)	33	243
Share based payments (note 17)	983	772
Interest income and finance costs (note 15)	315	612
Foreign exchange loss	2,864	479
Other gains	(107)	—
	4,088	2,106

LOSS FOR THE PERIOD	$10,807	$10,189

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations	169	7,161
TOTAL COMPREHENSIVE LOSS	$10,976	$17,350

Weighted average number of common shares outstanding (millions)	234.0	187.2

Loss per share - basic and diluted	$0.05	$0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD. Condensed Interim Consolidated Statements of Cash Flows (Unaudited – Thousands of United States dollars)
	Three months ended March 31
Cash flows provided by (used in):	2021	2020

OPERATING ACTIVITIES
Loss for the period	$(10,807)	$(10,189)
Adjustments for items not affecting cash:
Depreciation	33	243
Share based payments	983	772
Changes in site closure provisions charged to exploration expense	—	15
Interest and finance cost (note 15)	315	85
Other gains and losses	(107)	—
Exploration expense paid via common shares	150	—
Unrealized foreign exchange loss	2,974	—
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(2,725)	26
Trade and other payables	1,198	4
Accrued liabilities	3,216	1,831
Interest income received	64	—
Cash used in operating activities	(4,706)	(7,213)

FINANCING ACTIVITIES
Proceeds from exercise of warrants	13,768	—
Proceeds from exercise of stock options	346	91
Interest paid	(1,644)	—
Cash transaction cost on the Fresnillo obligation	(124)	—
Lease payments	(42)	—
Cash provided by financing activities	12,304	91

INVESTING ACTIVITIES
Purchase of equipment	(213)	(47)
Expenditures on exploration and evaluation assets	—	(537)
Mineral properties under development and construction	(40,282)	—
Restricted cash funded	(987)	(4)
Value added taxes paid	(7,074)	(169)
Cash used in investing activities	(48,556)	(757)

Effects of exchange rate changes on cash	(15)	195

Net decrease in cash	(40,973)	(7,684)
Cash, beginning of period	72,180	23,106
CASH, END OF PERIOD	$31,207	$15,422

Cash consist of:
Bank current accounts and cash on hand	$31,207	$15,422

Supplemental cash flow information (note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited – Thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income	Retained earnings (deficit)	Total

Balance at January 1, 2020	187,102	$159,230	$8,159	$21,902	$30,061	$(1,027)	$(63,103)	$125,161
Options exercised	90	176	(86)	—	(86)	—	—	90
RSUs redeemed	283	223	(223)	—	(223)	—	—	—
Share based payments	—	—	772	—	772	—	—	772
Loss for the period	—	—	—	—	—	—	(10,189)	(10,189)
Other comprehensive loss	—	—	—	—	—	(7,161)	—	(7,161)
Balance at March 31, 2020	187,475	$159,629	$8,622	$21,902	$30,524	$(8,181)	$(73,292)	$108,673

Balance at January 1, 2021	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581
Shares issued for property payments	33	150	—	—	—	—	—	150
Warrants exercised (note 16(b))	7,440	15,743	—	(1,975)	(1,975)	—	—	13,768
Options exercised (note 17(a))	562	547	(201)	—	(201)	—	—	346
RSUs redeemed (note 17(b))	366	404	(404)	—	(404)	—	—	—
Share based payments (note 17)	—	—	983	—	983	—	—	983
Loss for the period	—	—	—	—	—	—	(10,807)	(10,807)
Other comprehensive loss	—	—	—	—	—	(169)	—	(169)
Balance at March 31, 2021	237,687	$234,792	$8,864	$19,420	$28,284	$2,833	$(101,057)	$164,852

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral properties, and holds the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company’s ability to continue as a going concern for the next twelve months involves significant judgment. As at March 31, 2021, the Company had not advanced any of its properties to commercial production and may require further financings.

Historically the Company's primary source of funding has been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions. We have successfully raised equity and debt financing in many of the past few years, in the form of equity financings, the exercise of warrants and options, and debt. While we believe that this success will continue, our access to exploration and construction financing is always uncertain and there can be no assurance of continued access to sources of significant equity or debt funding until we can generate cash from operations. Subsequent to the reporting period, we drew down the final $50 million available under the Camino Rojo project loan (note 10). We expect to fund operating costs of the Company over the next twelve months with cash on hand. After considering its plans to mitigate the going concern risk, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date.

Since the beginning of 2020, there has been a global outbreak of the novel coronavirus (“COVID-19”), which has had an impact on businesses through the restrictions put in place by the governments in the various jurisdictions where the Company conducts its activities. In common with all businesses in the jurisdictions in which we operate, our activities are restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As at March 31, 2021 and as of the date of these financial statements, mining and construction are permitted economic activities in the respective jurisdictions and the sites are operating in compliance with the country specific and Company requirements. We are monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, materials for construction and operation, other necessities, as well as construction costs and schedule, and community and government relations. Delays to construction, permit amendments and exploration programs may occur due to the COVID-19 pandemic, notwithstanding the Company having taken steps to minimize potential impacts to the projects including additional costs related to COVID-19 safety measures.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On May 13, 2021, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2020, except as noted here. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2020.

(a)	Property, Plant and Equipment (“PP&E”): Proceeds before Intended Use

In the process of constructing or making property, plant and equipment (including a mine) available for its intended use, we may produce and sell products generated by this PP&E. Under new accounting standards, proceeds from selling products before the related PP&E is available for use should be recognized in profit or loss, together with the costs of producing those products. We measure the cost of those products in accordance with IAS 2 Inventories. The new standard is effective for annual periods beginning on or after January 1, 2022, with early application permitted.

4.	MINERAL PROPERTIES

The Company’s mineral properties consist of the Cerro Quema Project, and the Monitor Gold Project.

(a)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching.

In December 2016, we acquired 100% of the Cerro Quema Project by acquiring Pershimco Resources Inc. through the issuance of a combination of Orla common shares and warrants, and the assumption of Pershimco’s long term debt, which we subsequently paid off. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received and are still under review. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, and issued the annual reports in the normal course.

(b)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

In 2020, the payments required under the option agreements consisted of $40,000 in advance royalty payments, and $75,000 in work commitments, both of which requirements were met by the Company. For 2021, these consist of $150,000 in share issuance (issued), $60,000 in advance royalty (paid), and $125,000 in work commitment (completed). To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(c)	Mineral property interest assets
	Cerro Quema	Monitor Gold	Total
Acquisition costs
At December 31, 2020 and March 31, 2021	$82,429	$314	$82,743

5.	MINERAL PROPERTIES UNDER DEVELOPMENT AND CONSTRUCTION
(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine. In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now called Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo was granted to Newmont as part of the acquisition. The Royalty was subsequently acquired by Maverix Metals Inc. on October 29, 2020.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project. However, should Newmont decide not to elect to acquire an interest in an applicable sulphide project, Newmont would be entitled to a 2% net smelter return royalty on metals produced from the sulphide material.

The Company has received all permits and satisfied all conditions for the construction of a mine at Camino Rojo. Effective November 30, 2020, we reclassified this project to mineral properties under development and construction.

In December 2020, the Company entered into a Layback Agreement with Fresnillo plc (“Fresnillo”) and certain of its subsidiaries. Under the terms of the Layback Agreement, the Company agreed to pay Fresnillo total cash consideration of US$62.8 million in staged payments until December 2023 (note 12). The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. As a result, Orla has access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the 2019 Technical Report. The Layback Agreement provides Orla with the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit.

Closing of the Layback Agreement was subject to receipt of approval from the Mexican Federal Competition Commission (known by its Spanish acronym "COFECE"), which approval was received on February 21, 2021.

The following table summarizes the initial cost capitalized:

Consideration comprised of:
Cash paid upon receipt of COFECE approval	$25,000
Fair value of future cash consideration at transaction date (note 12)	37,800
$62,800

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(b)	Development and Construction

During the year ended December 31, 2020, we commenced construction activities at the Camino Rojo project.

	Mineral properties	Deposits to vendors on construction assets	Construction in progress	Other costs capitalized	Total
Mineral properties under development and construction, at historical rates
At December 31, 2020	$39,272	$28,079	$4,845	$836	$73,032
Transfers	—	(24,917)	24,917	—	—
Additions	62,800	8,237	7,091	—	78,128
Borrowing costs capitalized	—	—	—	2,325	2,325
Change in site closure provision (note 13)	—	—	—	1,729	1,729
At March 31, 2021	$102,072	$11,399	$36,853	$4,890	$155,214

Accumulated foreign exchange on translation
At December 31, 2020	$(2,129)	$—	$315	$54	$(1,760)
Due to changes in exchange rates	(2,109)	(685)	(530)	(55)	(3,379)
At March 31, 2021	$(4,238)	$(685)	$(215)	$(1)	$(5,139)

Carrying value
At December 31, 2020	$37,143	$28,079	$5,160	$890	$71,272
At March 31, 2021	$97,834	$10,714	$36,638	$4,889	$150,075

6.	EQUIPMENT

The following table summarizes information for the three months ended March 31, 2021:

	Cost
	December 31, 2020	Changes during the period	Effect of exchange rate changes	March 31, 2021
Buildings and improvements	$—	$67	$(1)	$66
Machinery and equipment	372	—	(4)	368
Office equipment	56	87	(2)	141
Computers and software	320	29	(3)	346
Other equipment	20	30	(1)	49
Vehicles	59	—	(1)	58
Right of use assets buildings	214	—	3	217
Right of use assets vehicles	124	302	(8)	418
Total	$1,165	$515	$(17)	$1,663

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

	Accumulated depreciation
	December 31, 2020	Changes during the period	Effect of exchange rate changes	March 31, 2021
Buildings and improvements	$—	$1	$—	$1
Machinery and equipment	234	7	1	242
Office equipment	18	3	—	21
Computers and software	133	15	1	149
Other equipment	1	1	—	2
Vehicles	11	2	—	13
Right of use assets buildings	55	24	1	80
Right of use assets vehicles	3	25	—	28
Total	$455	$78	$3	$536

	Net book value
	December 31, 2020	March 31, 2021
Buildings and improvements	$—	$65
Machinery and equipment	138	126
Office equipment	38	120
Computers and software	187	197
Other equipment	19	47
Vehicles	48	45
Right of use assets buildings	159	137
Right of use assets vehicles	121	390
Total	$710	$1,127

7.	VALUE ADDED TAXES (“VAT”) RECOVERABLE

Our Mexican entities pay value added taxes (called “IVA” in Mexico) on certain goods and services we purchase.

Value added taxes paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the amount and timing of refunds is uncertain. Accordingly, we have classified Mexican value added taxes recoverable as long term.

8.	RESTRICTED CASH
(a)	Current
	March 31, 2021	December 31, 2020
Margin balance required pursuant to currency contracts (note 22(b))	$987	$—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(b)	Non-current
	March 31, 2021	December 31, 2020
Environmental bonds	$2,321	$2,392
Severance funds	329	323
Other	69	68
	$2,719	$2,783

9.	TRADE AND OTHER PAYABLES AND ACCRUED LIABILITIES
(a)	Trade and other payables
	Three months ended, March 31, 2021	Year ended, December 31 2020
Trade payables	$3,456	$2,583
Payroll related liabilities	888	658
Lease obligations - current	236	131
Other	26	11
	$4,606	$3,383

(b)	Accrued liabilities
	Three months ended, March 31, 2021	Year ended, December 31 2020
Land and water fees	$1,793	$1,852
Construction-related	4,071	1,082
Payroll related	865	725
Other	686	684
	$7,415	$4,343

10.	CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of US$125 million for the development of the Camino Rojo Oxide Gold Project (the “Credit Facility”).

The Credit Facility provides a total of US$125 million to the Company, available in three tranches, to be used for the development of the Camino Rojo project, funding a portion of the Layback Agreement (note 5(a)), and normal course corporate purposes. The Company has drawn the first tranche of US$25 million and the second tranche of US$50 million on December 18, 2019 and October 30, 2020, respectively. Subsequent to the reporting period, the third tranche of US$50 million was drawn down on April 27, 2021.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

The Credit Facility is denominated in United States dollars, and bears interest at 8.80% per annum, payable quarterly commencing March 31, 2020, and is secured by all the assets of the Camino Rojo Project and the fixed assets of the Cerro Quema Project. The principal amount is due upon maturity at December 18, 2024, with no scheduled principal re-payments prior to maturity. The Company may prepay the loan, in full or in part, at any time during the term without penalty, by using cash flow from operations. The Credit Facility does not impose on the Company any mandatory requirements of hedging, production payments, offtake, streams, or royalties.

On December 18, 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing of the Credit Facility.

Commencing December 1, 2020, we capitalized the interest on this loan to mineral properties under development and construction. During the three months ended March 31, 2021, we capitalized $2.1 million (year ended December 31, 2020 - $0.7 million) (note 5).

	Loan advances	Transaction costs deducted	Net
At December 31, 2020	$75,000	$14,304	$60,696
Accretion during the period	—	(468)	468
Foreign exchange	—	175	(175)
At March 31, 2021	$75,000	$14,011	$60,989

11.	NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo project from November 2017 until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project. To the date of these financial statements, 219,446,000 Mexican pesos had been advanced by Newmont under this agreement. No further advances in respect of this loan are expected.

Because the loan is non-interest bearing, for accounting purposes at the date of each advance, we discount the expected payments using a risk-adjusted discount rate and an estimated repayment date. A rate of 14.6% was used for the advance received during 2019 (2018 - 15.4%).

	Mexican pesos (thousands)	US dollars (thousands)
	Undiscounted
At December 31, 2020	219,466	$9,440
Accretion during the period	—	328
Modification gains arising from changes in estimates	—	(220)
Foreign exchange	—	(302)
At March 31, 2021	219,466	$9,246

12.	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement (note 5(a)), we have agreed to pay Fresnillo total cash consideration of US$62.8 million through a staged payment schedule:

i.	US$25 million upon receipt of COFECE approval (paid February 22, 2021);

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

ii.	US$15 million upon the earlier of December 1, 2022, and 12 months following the commencement of commercial production at the Camino Rojo Project; and
iii.	US$22.8 million upon the earlier of December 1, 2023, and 24 months following the commencement of commercial production at the Camino Rojo Project.

The amounts payable after February 22, 2021 bear interest at 5% per annum, payable quarterly. We capitalized the interest on this loan to “Mineral Properties under Development and Construction”. During the three months ended March 31, 2021, we capitalized $0.2 million (year ended December 31, 2020 - nil) (note 5).

Total
At January 1, 2021	$—
Initial recognition	37,800
Cash transaction cost	(124)
Accretion during the period	208
Foreign exchange	1
At March 31, 2021	$37,885

13.	SITE CLOSURE PROVISIONS
	Camino Rojo Project	Cerro Quema Project	Total
At December 31, 2020	$175	$343	$518
Increase in estimated cash flows resulting from current activities	1,729	—	1,729
Foreign exchange	18	—	17
At March 31, 2021	$1,922	$343	$2,265

14.	EXPLORATION AND EVALUATION EXPENSES
Three months ended March 31, 2021	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$187	$34	$1	$—	$222
Drilling	933	146	—	—	1,079
Geological	364	302	1	—	667
Engineering	6	520	—	—	526
Environmental	4	116	—	—	120
Community and government	4	137	—	—	141
Land, water use, and claims	1,040	—	210	—	1,250
Project management	—	7	—	—	7
Project review	—	—	—	12	12
Site activities	69	300	—	—	369
Site administration	137	356	25	—	518
	$2,744	$1,918	$237	$12	$4,911

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

Three months ended March 31, 2020	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$14	$—	$1	$—	$15
Drilling	—	—	—	—	—
Geological	184	31	—	—	215
Engineering	244	34	—	—	278
Environmental	58	17	—	—	75
Community and government	2,370	80	—	—	2,450
Land, water use, and claims	3,188	—	40	—	3,228
Project management	—	—	—	—	—
Project review	—	—	—	6	—
Site activities	148	200	—	—	348
Site administration	474	272	—	—	746
Recognition of reclamation obligation	15	—	—	—	15
	$6,695	$634	$41	$6	$7,376

15.	INTEREST INCOME AND FINANCE COSTS
	Three months ended March 31
	2021	2020
Accretion on Camino Rojo project loan (note 10)	$—	$601
Accretion on Newmont loan (note 11)	328	65
Interest expense on leases	7	7
Interest income	(20)	(61)
	$315	$612

16.	SHARE CAPITAL
(a)	Issued share capital

On February 5, 2021, the Company issued 33,000 common shares at a deemed price of C$5.78 per common share in respect of the annual share consideration in connection with the Company’s right to acquire certain mining assets located in Nevada, Unites States of America known as the Monitor Gold project.

During the three months ended March 31, 2021, the Company issued:

•	7,439,744 (March 31, 2020 - nil) common shares pursuant to the exercise of warrants for proceeds of $13,768,000 (March 31, 2020 - nil) (note 16(b)).
•	562,400 (March 31, 2020 - 90,000) common shares pursuant to the exercise of stock options for proceeds of $346,000 (March 31, 2020 - $90,000) (note 17(a)).
•	365,941 (March 31, 2020 - 283,215) common shares pursuant to the vesting of RSUs (note 17(b)).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(b)	Warrants

The following summarizes information about the number of warrants outstanding during the period.

Expiry date	Exercise price	December 31 2020		Exercised		Expired		March 31 2021
February 15, 2021	C$ 2.35		7,782,994		(7,439,744)		(343,250)		—
July 8, 2021	C$ 0.62		370,000		—		—		370,000
June 12, 2022	C$ 1.65		4,992,500		—		—		4,992,500
November 7, 2022	C$ 1.40		3,000,000		—		—		3,000,000
December 18, 2026	C$ 3.00		32,500,000		—		—		32,500,000
Total number of warrants			48,645,494		(7,439,744)		(343,250)		40,862,500

Weighted average exercise price		C$	2.64	C$	2.35	C$	2.35	C$	2.70

17.	SHARE-BASED PAYMENTS EXPENSE

The Company has four different forms of share-based payments for eligible recipients - stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

Share based payments expense	Three months ended March 31
	2021	2020
Stock options	$598	$374
Restricted share units	144	122
Deferred share units	241	221
Bonus shares	—	55
Share based payments expense	$983	$772

(a)	Stock options
Stock options outstanding	Number	Weighted average exercise price
As at December 31, 2020	9,959,927	1.60
Granted	578,347	4.80
Exercised	(562,400)	0.78
As at March 31, 2021	9,975,874	C$ 1.83

Vested, December 31, 2020	7,774,007	C$ 1.39
Vested, March 31, 2021	8,372,285	C$ 1.52

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

The options granted during the three months ended March 31, 2021 had an aggregate grant date fair value of $883,000 (C$1,110,000) which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 45%, expected life 5 years, Canadian dollar risk free interest rate 0.95%, dividends nil.

The options granted during the three months ended March 31, 2020 had an aggregate grant date fair value of $672,000 (C$903,000) which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 45%, expected life 5 years, Canadian dollar risk free interest rate 0.7%, dividends nil.

(b)	Restricted Share Units
Number of RSUs outstanding:		Number vesting in the year
	Total	2021	2022	2023	2024
Outstanding, December 31, 2020	921,356	448,607	365,935	106,814	—
Awarded during the period	235,091	—	78,366	78,365	78,360
Vested and settled during the period	(365,941)	(365,941)	—	—	—
Outstanding, March 31, 2021	790,506	82,666	444,301	185,179	78,360

RSUs are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award.

(c)	Deferred Share Units
DSUs outstanding:
Number
Outstanding, December 31, 2020	644,525
Awarded	62,503
Outstanding, March 31, 2021	707,028

DSUs vested at March 31, 2021	707,028

DSUs are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. DSUs may only be redeemed when the DSU holder ceases to be a director of the Company.

(d)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares were subject to a vesting period from June 19, 2017 to June 18, 2020 (the “Eligibility Period”). The bonus shares will become issuable (1) on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

We estimated the fair value of the bonus shares ($1.31 each) based on the market price of the common shares at the date of the grant. The amount of $655,000 was recognized on a straight-line basis over the Eligibility Period.

Bonus shares outstanding:
Number
Outstanding, December 31, 2020	500,000
Issued during the period	—
Outstanding, March 31, 2021	500,000

Vested at December 31, 2020 and March 31, 2021	500,000

18.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended March 31
	2021	2020
Salaries	$431	$136
Directors’ fees	45	43
Share based payments	781	630
Total	$1,257	$809

(b)	Transactions

The Company had no other significant transactions with related parties, other than with key management personnel as described above, during the three months ended March 31, 2021, or during the year ended December 31, 2020.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(c)	Outstanding balances at the Reporting Date

At March 31, 2021, estimated accrued short term incentive compensation to key management personnel totaled $696,000 and was included in accrued liabilities (December 31, 2020 - $773,000). These amounts were paid subsequent to March 31, 2021.

19.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities of the Company include the following:

	Three months ended March 31
	2021	2020
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	201	85
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	404	223
Warrants exercised, credited to share capital with an offset to reserves	1,975	—
Fresnillo obligation, credited, with an offset to mineral properties	37,800	—

Investing activities
Initial recognition of right of use assets with an offset to lease obligation	302	617

20.	SEGMENT INFORMATION
(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Mexican project, the Panamanian project, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments yet generate revenue from external customers. The Mexican project is currently in construction and is expected to generate revenue in 2022 while the Panamanian project is focused on the exploration and evaluation of mineral properties.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

(i)	Loss for the year by geographic area
	Mexico	Panama	USA	Canada	Total
Three months ended March 31, 2021
Exploration and evaluation expenses (note 14)	$2,744	$1,918	$237	$12	$4,911
General and administrative expenses	—	—	—	1,808	1,808
Depreciation	—	5	—	28	33
Share based payments	—	—	—	983	983
Interest and finance costs	329	—	—	(14)	315
Foreign exchange loss	2,578	—	—	286	2,864
Other (gains) and losses	(220)	—	—	113	(107)
Loss for the period	4,730	1,923	237	3,215	10,807

	Mexico	Panama	USA	Canada	Total
Three months ended March 31, 2020
Exploration and evaluation expenses (note 14)	$6,695	$634	$41	$6	$7,376
General and administrative expenses	—	—	—	707	707
Depreciation	225	7	—	11	243
Share based payments	—	—	—	772	772
Interest and finance costs	71	—	—	541	612
Foreign exchange loss (gain)	(783)	—	—	1,262	479
Loss for the period	6,208	641	41	3,299	10,189

(ii)	Assets and liabilities by geographic area
	Mexico	Panama	USA	Canada	Total
At March 31, 2021
Equipment	$903	$69	$—	$155	$1,127
Mineral properties under development and construction	150,075	—	—	—	150,075
Mineral property interests	—	82,429	314	—	82,743
Total assets	173,174	83,439	314	30,839	287,766
Total liabilities	(58,903)	(766)	(25)	(63,220)	(122,914)

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

	Mexico	Panama	USA	Canada	Total
At December 31, 2020
Equipment	$463	$73	$—	$174	$710
Mineral properties under development and construction	71,272	—	—	—	71,272
Mineral property interests	—	82,429	314	—	82,743
Total assets	82,781	83,260	314	72,840	239,195
Total liabilities	(15,530)	(634)	—	(62,450)	(78,614)

21.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration, evaluation, and development of our mineral properties and to maintain a flexible capital structure.

There were no changes to our policy for capital management during the period ended March 31, 2021.

We manage our capital structure and adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. In order to prudently manage our uses of capital until we can generate revenue, we do not currently pay dividends.

At the end of 2019, we entered into a $125 million project loan (note 10) in respect of the Camino Rojo project pursuant to which we had drawn $75 million as of March 31, 2021 (December 31, 2020 - $75 million). Subsequent to the reporting period, we drew down the remaining $50 million available under this loan facility. The project loan requires us to maintain a minimum working capital of $5 million.

During the three months ended March 31, 2021, we entered into participating forward contracts for the purchase of Mexican pesos for the construction of the Camino Rojo Mine in order to decrease our exposure to adverse movements in the peso during the construction phase (see note 22(b)).

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and higher yield savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities until these activities can be funded from ongoing cash flow from our mining operations.

22.	FINANCIAL INSTRUMENTS
(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.
Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

We determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

At March 31, 2021, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$31,207	$31,207	$—	$—	$—	$31,207
Accounts receivable	Amortized cost	43	25	—	—	18	43
Restricted funds	Amortized cost	3,706	—	3,706	—	—	3,706
		$34,956	31,232	$3,706	$—	$18	$34,956

Financial liabilities
Trade payables	Amortized cost	$3,456	$—	$—	$—	$3,456	$3,456
Derivative liability	FVTPL	112	—	112	—	—	112
Lease obligation	Amortized cost	528	—	528	—	—	528
Camino Rojo project loan	Amortized cost	60,989	—	66,702	—	—	66,702
Newmont loan	Amortized cost	9,246	—	9,908	—	—	9,908
Fresnillo obligation	Amortized cost	37,885	—	37,885	—	—	37,885
		$112,216	$—	$115,135	$—	$3,456	$118,591

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2020, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$72,180	$72,180	$—	$—	$—	$72,180
Accounts receivable	Amortized cost	39	25	—	—	14	39
Restricted funds	Amortized cost	2,783	—	2,783	—	—	2,783
		$75,002	72,205	$2,783	$—	$14	$75,002

Financial liabilities
Trade payables	Amortized cost	$2,583	$—	$—	$—	$2,583	$2,583
Lease obligation	Amortized cost	274	—	274	—	—	274
Camino Rojo project loan	Amortized cost	60,696	—	66,443	—	—	66,443
Newmont loan	Amortized cost	9,440	—	9,875	—	—	9,875
		$72,993	$—	$76,592	$—	$2,583	$79,175

The fair value of the Camino project loan at March 31, 2021 was estimated at $66.7 million (December 31, 2020 - $66.4 million) using a discount rate of 10.8% (December 31, 2020 - 10.8%). The fair value of the Newmont loan at March 31, 2021 was estimated at $9.9 million (December 31, 2020 - $9.9 million) using an exchange rate of 19.95 MXN/USD (December 31, 2020 - 19.95 MXN/USD) and a discount rate of 11.0% (December 31, 2020 - 10.5%).

(b)	Derivative financial instruments

The Company entered into participating forward contracts for the purchase of Mexican pesos for use during the construction of the Camino Rojo Mine. The individual contracts mature monthly from April 2021 to December 2021. At March 31, 2021, the aggregate notional amount of these contracts was US$39,500,000 and the aggregate committed amount was US$19,750,000. The weighted average strike rate was 20.35 Mexican pesos per 1 US dollar.

We have classified these as FVTPL and for accounting purposes we do not apply hedge accounting.

We estimated the fair value of these contracts at $112,000 as of March 31, 2021 (December 31, 2020 - nil). We recognized this as a derivative liability and have included in “Other (gains) and losses” in the statement of loss and comprehensive loss.

23.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

The Company has issued purchase orders for construction of the Camino Rojo mine. At March 31, 2021, these outstanding purchase orders totaled approximately $49,086,000 (December 31, 2020 - $49,050,000), which we expect will be filled in the next 12 months.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

In the event of a change in control, the Company is committed to severance payments amounting to approximately $3,190,000 (December 31, 2020 - $3,000,000) to certain officers and management. No amounts have been recorded in these consolidated financial statements to reflect such severance payments.

(b)	Litigation

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

24.	EVENTS AFTER THE REPORTING PERIOD
(a)	Project loan advances

Subsequent to the reporting period, the Company received $50 million pursuant to the drawdown of the third and final tranche of the Camino Rojo project loan (note 10).

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